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SIMPLYTINYDEV
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simplytinydev



Liked by **mekana_palike** and **27 others**

simplytinydev Enjoying coffee, on the road, with a great view.

This is a life we hope to share with several other van dwellers in the future.

If you're interested in joining our journey but aren't ready for a van or home, join us in our capital raise at the link in or bio.

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.